UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

☐ Check box if Amendment is material and investors must reconfirm within five business days.

☑ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer

Nanno, Inc.

Legal status of issuer

Corporation

Jurisdiction of Incorporation/Organization

Delaware

Date of organization

May 6, 2016

Physical address of issuer

1615 California Street, Suite 703, Denver, CO 80202

Website of issuer

www.nanno.com

Current number of employees

0

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$60,571	$509,317
Cash & Cash Equivalents	$49,313	$493,806
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$54,658	$39,378
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	-$490,626	-$762,297

Form C-AR

Nanno, Inc.

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C- AR) is being furnished by Nanno, Inc, a Delaware corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.nanno.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is 4/29/2022.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward- looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C- AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Nanno, Inc. (the "Company" or "Nanno") is a Delaware corporation, incorporated/formed on May 6, 2016.

The Company's headquarters is located at 1615 California Street, Suite 310, Denver, CO 80202.

The Company's website is www.nanno.com. The information available on or through our website is not a part of this Form C-AR.

The Business

Nanno is the first software platform that connects busy parents with high-quality, fully vetted caregivers on demand. Our core product is an application, available as an iOS app, an Android app, and as platform-agnostic mobile-responsive web application, that allows parents to book caregivers for short-term, informal childcare engagements (a/k/a babysitting) using a simple on-demand interface. Payment is processed through the app, and parents have two payment options: with our basic membership, parents pay no monthly membership fee but Nanno collects a 25% commission on the hourly rate parents pay for care; with a premium membership, parents pay a monthly subscription fee and no commission on the hourly rate.

RISK FACTORS

Risks Relating to the Company's Business and Industry

The Company's operations and revenue have been negatively impacted by the COVID-19 pandemic.

Any outbreak of contagious diseases, and other adverse public health developments, could have a material and adverse effect on our business operations. The recent outbreak of respiratory illness caused by a novel coronavirus referred to as COVID-19 has had a material adverse effect on our business operations which remains ongoing. Even as official restrictions regarding COVID-19 are beginning to ease, the public may continue not to have confidence in the safety of public gatherings or in the safety of hiring caregivers which may have a material adverse effect on the demand for our services and our business operations as a whole. Additionally, if conventions centers, hotels, and other similar venues do not return to normal operations, the Company will continue to see limitations on revenue and may be unable to continue.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision.

We are a seed-stage company and have little operating history or operating results.

We are a seed-stage company and have little operating history or operating results. We were incorporated on May 6, 2016, and engaged in limited business activity until September 2017, when we launched in Denver. As a result, we have limited operating history upon which to base an evaluation of us or our prospects. We have limited resources and will be largely dependent upon the minimum amount of proceeds in order to continue to scale our business. We may encounter difficulties as we continue to scale our business, many of which may be beyond our control. If additional capital is not available when required or is not available on acceptable terms, we may be forced to modify or abandon our business plan. This could result in a cessation of operations and loss of investment for our investors.

We depend on certain key personnel, including senior executives.

Our future success depends on the efforts of key personnel. Liz Oertle is our co-founder and chief executive officer and Nelio Carneiro is our chief technology officer. The loss of either of their services would have a materially adverse effect on us. We expect to face intense competition to be able to attract and retain additional qualified personnel, and it cannot be assumed we will be able to attract or retain qualified personnel.

Our ability to generate future revenues will depend on a number of factors, many of which are beyond our control.

These factors include the rate of market acceptance of our products, regulatory developments and general economic trends. Due to these factors, we cannot anticipate with any degree of certainty what our revenues, if any, will be in future periods.

New entrants into our market may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Although we believe that our market will stay a new and fragmented market, new entrants not currently considered to be competitors may still enter our market through acquisitions, partnerships or strategic relationships. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies.

It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive space. Additionally, the product may be in a market where customers will not have brand loyalty.

Government regulation could impose burdensome requirements and restrictions that could impair demand for our products.

Any government regulation of our products or services, whether at the federal, state or local level, may increase our costs and the price of our service, may have a negative impact on our revenue and profitability, and may challenge the commercial viability of our business.

Our business would be adversely affected if caregivers on our platform were classified as employees instead of independent contractors.

Changes to foreign, state, and local laws governing the definition or classification of independent contractors, or judicial decisions regarding independent contractor classification, could require classification of caregivers on our platform as employees (or workers or quasi-employees where those statuses exist). If, as a result of legislation or judicial decisions, we are required to classify caregivers on our platform as employees (or as workers or quasi-employees where those statuses exist), we would incur significant additional expenses for compensating caregivers on our platform, potentially including expenses associated with the application of wage and hour laws (including minimum wage, overtime, and meal and rest period requirements), employee benefits, social security contributions, taxes, and penalties. Further, any such reclassification would require us to fundamentally change our business model, and consequently have an adverse effect on our business and financial condition.

Our additional financing requirements could result in dilution to existing equity holders.

The additional financings which the Company will require may in the future be obtained through one or more transactions which will effectively dilute the ownership interests of stockholders. The Company has the authority to issue additional shares of common stock and preferred stock, as well as additional classes or series of ownership interests or debt obligations which may be convertible into any one or more classes or series of ownership interests. Such securities may be issued without the approval or other consent of the Company's stockholders.

Risks Relating to Our Industry

The market for our product may be smaller than we expect and we may not be able to generate the revenue we expect.

There can be no assurance that the market for our product is as we expect. Furthermore, the unit cost may not be achieved for many reasons, including the pricing of competing products, general economic conditions and the market.

We may face significant competition in our markets.

We are competing with a variety of companies in the United States and abroad. A number of companies are much larger, well-established, have longer-standing relationships with customers and potential business partners, have greater name recognition and have, or may have, access to significantly greater financial, and marketing resources. If we are unable to compete effectively with competitors, our business, financial conditions and results of operations may be adversely affected.

BUSINESS

Nanno is the first software platform that connects busy parents with high-quality, fully vetted caregivers on demand. Our core product is an application, available as an iOS app, an Android app, and as platform-agnostic mobile-responsive web application, that allows parents to book caregivers for short-term, informal childcare engagements (a/k/a babysitting) using a simple on-demand interface. Payment is processed through the app, and parents have two payment options. With our basic membership, parents pay no monthly membership fee but Nanno collects a 25% commission on the hourly rate parents pay for care. With a premium membership, parents pay a monthly subscription fee and a commission-free hourly rate.

Our headquarters is located at 1615 California Street, Suite 703, Denver, CO 80202, but we have parents and caregivers in nearly every U.S. state.

History and Business Outlook

Nanno was founded in May 2016, and we launched the beta version of our initial product in April 2017. Our initial product was an invitation-only platform and our initial go-to-market strategy was a business-to-business-to-consumer model. During 2017 and 2018, we iterated aggressively in the market, conducted extensive user interviews of both our parent and caregiver users, and came to better understand the needs of both our user bases. In fall 2018, we launched our first open-invitation product, and our user base grew by nearly 500% in three months.

In 2019, we continued to test new product features and evaluate user behavior. We joined the 500 Startups accelerator program in May 2019 and with their help continued to test marketing and growth strategies. In fall 2019, we once again experienced significant new user growth, this time of nearly 350%.

Growth continued through the first quarter of 2020, following the consummation of equity financing transactions for an aggregate amount of approximately $1.3 million. Our intent was to deploy that capital first to improve our core product in order to improve user retention and long-term value, and then to invest in marketing and growth activities, to increase our user base on both the parent and caregiver sides of our double-sided marketplace. In April 2020, because of the COVID-19 pandemic, the demand for our product dramatically decreased, as quarantines and stay-at-home orders required families to stay at home, and curtailed non-essential work outside of the home. Nevertheless, we proceeded with our planned product overhaul, rebuilding the user interface and all front-end functionality, and adding a full-featured native iOS app and, for the first time, a native Android app. Our revenues throughout 2020 remained nominal due to the pandemic, but by December 31, 2020, we had completed our product rebuild and were poised to launch the new product as the markets began to reignite.

In February 2021, we launched Nanno 2.0. By March 2021, we were seeing a significant increase in new users and new booking activity. However, by May 2021, the nation-wide labor shortage

due to the aftermath of the COVID pandemic resulted in a significant shortage of caregivers willing to provide on-demand child care throughout the U.S. This cultural phenomenon adversely impacted our ability to meet the increase in demand for child care services in our industry, and lead us to conclude that a shift in our business focus was warranted.

In October 2021 we began discussions with Call Emmy, Inc. (“Call Emmy”), an on-demand provider of household services including cleaning, chores, laundry, organization and child care, about a possible business combination. On February 1, 2022, we entered into an asset purchase agreement with Call Emmy pursuant to which Call Emmy acquired Nanno’s brand and software assets in exchange for an equity interest in Call Emmy. The transaction is expected to be completed in May 2022, at which time Nanno will become a holding company for the equity interest in Call Emmy and certain retained rights to the Nanno software technology.

Customer Base

We are a double-sided marketplace, so our customer base consists of two primary constituencies: parents and caregivers. We approach customer acquisition and retention of our two customer bases separately.

Competition

Our primary competitors are Care.com, UrbanSitter and SitterCity. Like us, they seek to address the informal child care market using internet-based technology. However, their platforms are discovery/registry platforms as opposed to our matching platform. Our secondary competitors are Bambino and other newer app-based platforms that take a more tech-forward approach to the discovery/registry model, but still fall short of the full-service matching technology we offer.

While there are currently no competitors offering an on-demand matching product in the informal child care space, we are aware that that can and likely will change in the future, making it important for us to advance our technology and grow our base of loyal users as quickly as possible.

Intellectual Property

We have two registered trademarks, one for our name, Nanno, and the other for the name of our long-term placement product, StayCare. We have two provisional patent applications.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

None.

DIRECTORS, OFFICERS, AND EMPLOYEES

The directors and officers of the Company are listed below along with all positions and offices held at the Company, their educational background and qualifications, and their principal occupation and employment responsibilities for the past three (3) years.

Name	**Positions and Offices Held at the Company**	**Principal Occupation and Employment Responsibilities for the Last Three (3) Years**	**Education**
Elisabeth P. Oertle	CEO	CEO, Nanno, Inc. (May 2016 – Present) Attorney & Managing Member, Oertle Law, LLC (January 2016 – September 2018)	J.D., University of Michigan Law School, 2017 B.A., Binghamton University, 1999

Indemnification

Indemnification is authorized by the Company to directors, managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 4 full-time employees and 2 part-time employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

Our capitalization as of March 31, 2022 is as follows:

Type of Security	**Amount Outstanding**	**Voting Rights**	**Antidilution Rights**
Common Stock: Liz Oertle	349,000 shares	Yes	No
Common Stock: Desi McAdam	87,333 shares	Yes	No
Common Stock: Other Holders	30,330 shares	Yes	No
Warrants	1,201 shares	No	No
Stock Options (Authorized)	21,650 shares	No	No
Quake Capital KISSes	$205,000	No	Yes (Valuation Cap)
500 Startups KISS	$150,000	No	Yes (Valuation Cap)
2018 Convertible Notes	$90,000	No	No
Crowd SAFEs	$1,091,235	No	Yes (Valuation Cap)
2020 Convertible Notes	$248,823	No	Yes (Valuation Cap)

Our authorized capital stock consists of 1,000,000 shares, all of which are designated as common stock, each having $0.0001 par value. As of March 31, 2021, there were 488,313 shares of common stock and no shares of preferred stock issued and outstanding. From time to time and at any time in the future, our board of directors may create one or more series of preferred stock with such rights and preferences as may be designated by the board.

The common stock is the only class of securities that has voting power. In addition to the common stock, the Company has issued the following outstanding securities, none of which have voting power:

Quake Keep It Simple Securities – 2017 and 2018

In 2017 and 2018, the Company issued four Keep It Simple Securities (the "Quake Capital KISSes") under Section 4(a)(2) of the Securities Act, in exchange for $205,000 cash financing. The proceeds of the financing were used to fund working capital, product development and growth.

Under the Quake Capital KISSes, the funds contributed by the investors will convert to shares of preferred stock in a Qualified Financing (defined as an equity financing for which the Company receives gross proceeds of at least $1,000,000 excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale), upon a change of control transaction at the Investor's election, or on or after the Maturity Date (defined as 18 months from the Date of Issuance) at the election of the majority of the Investors. If converted upon a Qualified Financing,

the funds will convert into the lower of the price per share of the newly issued preferred stock multiplied by 80% (the "Quake KISS Discount") or $3,000,000 (the "Quake KISS Valuation Cap"), divided by the number of shares and potential shares of Common Stock, on a fully diluted basis, outstanding immediately prior to the preferred stock financing.

In the event of a change of control transaction, the funds will convert into the number of shares of all Company's common stock equal to the quotient obtained by dividing the purchase price by the quotient resulting from dividing (A) Quake KISS Valuation Cap by (B) the fully-diluted capitalization immediately prior to the closing of the change of control transaction or the investor shall be paid an amount equal to two times the purchase price.

If converted on or after the maturity date, the funds shall be converted into that number of shares of a newly created series of the Company's series seed preferred stock equal to the quotient obtained by dividing the purchase price by the quotient resulting from dividing the Quake KISS Valuation Cap by the fully-diluted capitalization immediately prior to conversion.

As of the date of this Form C-AR, there has not been a Qualified Financing. The Quake Capital KISSes have not been electively converted and may limit, dilute or qualify the Crowd SAFEs as a result of certain purchase rights granted to the holders of the Quake Capital KISSes. The holders are entitled to information rights, right of first offer, participation rights in the Qualified Financing and observer rights to attend all meetings of the Company's board.

2018 Convertible Notes

In 2018, the Company raised $90,000 cash under Section 4(a)(2) of the Securities Act, in exchange for several convertible notes payable (collectively, the "2018 Convertible Notes"). The proceeds of the financing were used to fund working capital, product development and growth.

The 2018 Convertible Notes accrue interest at 10% per annum. Principal and interest under the 2018 Convertible Notes are convertible into Common Stock, at the option of the holders of the 2018 Convertible Notes, at a 20% discount at any time or, upon a Qualified Financing (defined as an equity financing with gross proceeds of at least $1,000,000), are convertible into equity.

Upon the closing of a Qualified Financing the holder shall be entitled to elect either (A) to receive a cash payment equal to all principal and accrued interest under the 2018 Convertible Notes (the "Conversion Value"), or (B) to convert the 2018 Convertible Notes, at the Conversion Value, into the Company's equity sold in the Qualified Financing at a discount of 2018. It was determined that the Regulation CF Offering did not constitute a Qualified Financing under the terms of the Convertible Notes, so the Convertible Notes remain outstanding.

500 Startups Keep It Simple Securities – 2019

In 2019, the Company issued one Keep It Simple Security (the "500 Startups KISS") under Section 4(a)(2) of the Securities Act, in exchange for $150,000 cash financing. The proceeds of the financing were used to fund working capital, product development and growth.

The 500 Startups KISS converts upon the occurrence of various events, including (A) upon the Company's next equity financing of $1,000,000 or more (excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale) (B) upon a qualifying corporate transaction or (C) after the date that is eighteen (18) months following the date of issuance.

If converted upon the Company's next equity financing, the funds automatically convert into the Company's capital stock in an amount equal to 6% of the Company's fully diluted capitalization immediately following the financing. The issuance of the conversion shares pursuant to the conversion shall be subject to the same terms and conditions applicable to the preferred stock sold in the equity financing.

If converted upon a qualifying corporate transaction, at the investor's option, the funds may either convert into the Company's capital stock in an amount equal to 6% of the Company's fully diluted capitalization immediately following the conversion or the investor will be paid an amount equal to 2 times the Purchase Price.

If converted 18 months from the date of issuance, the holder may elect that the 500 Startups KISS be converted into a number of conversion shares equal to 6% of the fully diluted capitalization of the Company immediately following the conversion.

As of the date of this registration statement, there has not been any priced preferred stock round of financing that would trigger a conversion of the 500 Startups KISS to preferred stock. The 500 Startups KISS has not been electively converted and may limit, dilute or qualify the Crowd SAFEs as a result of certain purchase rights granted to 500 Startups. The holder is entitled to information rights, right of first offer, participation rights in the next equity financing and observer rights to attend all meetings of the Company's board.

Regulation CF Offering

On January 1, 2020, the Company issued $1,069,839 in Simple Agreements for Future Equity (the "Crowd SAFEs"), through a crowdfunding financing transaction under Regulation Crowdfunding of the Securities Act of 1933 (the "Regulation CF Transaction"). The proceeds of the financing will be used to fund working capital, product development and growth.

The Regulation CF Transaction was conducted through OpenDeal Portal LLC (the "Intermediary"). The Intermediary received 6% of the proceeds of the Regulation CF Transaction in cash and a Crowd SAFE for an additional 2% of the total amount raised in the transaction (the "Intermediary Fee"). Net of the Intermediary Fee and other associated fees, the Company received $975,339 in net proceeds from the offering, $211,659 of which was advanced in October 2019 and

reflected on the balance sheet under contingent obligations related to advances made on future issuance of equity instruments.

The Crowd SAFEs are convertible, at the Company's option, on the completion of any Qualified Financing consummated subsequent to the issuance of the Crowd SAFEs, into a series of capital stock identical in all respects to the shares of capital stock issued in the relevant Qualified Financing (the "CF Shadow Series"), except that the holders of such CF Shadow Series will have no voting rights, information or inspection rights (except with respect to such rights deemed not waivable by laws). In the event of such a conversion, the conversion price will be equal to the lesser of (i) 90% of the price per share for the capital stock sold in the applicable Qualified Financing or (ii) the price per share derived by dividing $9,000,000 by the fully diluted number of shares of capital stock of the Company outstanding immediately prior to such Qualified Financing (as applicable, the "Conversion Price").

In the event the Crowd SAFEs are still outstanding on the date of an IPO or change of control, holders of the Crowd SAFEs will receive the same consideration such investor would have received as a holder of shares of common stock (if the liquidity event occurs prior to any Qualified Financing) or the same consideration such investor would have received as a holder of the capital stock issued in the last Qualified Financing prior to such liquidity event, in either case calculated based on the applicable Conversion Price. As the conversion and the resulting effect of the discount or valuation cap on the price per share is not calculable until a Qualified Financing event occurs, there is currently no amount recorded related to the effect of the discount or valuation cap.

Convertible Note Offering

On January 1, 2020, the Company issued $248,823 in convertible notes (collectively, the "2020 Convertible Notes"), including $23,823 representing the principal and accrued interest of the Bridge Notes that were converted into 2020 Convertible Notes at the election of the holders. The proceeds of the financing will be used to fund working capital, product development and growth.

The 2020 Notes accrue interest at 4% per annum. Principal and interest under the 2020 Notes are convertible in connection with a Qualified Financing into, and on the same terms as, the capital stock issued in connection with such Qualified Financing at a conversion price equal to the lesser of 80% of the price per share for the capital stock sold in the applicable Qualified Financing or (ii) the price per share derived by dividing $9,000,000 by the fully diluted number of shares of capital stock of the Company outstanding immediately prior to such Qualified Financing (as applicable, the "Conversion Price"). As the conversion and the resulting effect of the discount or valuation cap on the price per share is not calculable until a Qualified Financing event occurs, there is currently no amount recorded related to the effect of the discount or valuation cap.

Debt

On February 15, 2019, the Company raised $47,000 cash in exchange for several non-convertible promissory notes payable (collectively, the "Bridge Notes"). The Bridge Notes accrue interest at 10% per annum. Principal and interest under the Notes are due and payable upon a "Qualified Financing" (defined as capital-raising transactions in which the Company raises aggregate gross proceeds of at least $1,000,000) or on the Maturity Date (defined as December 31, 2021). The Bridge Notes matured upon the closing of the Regulation CF Offering, at which time one investor elected repayment and the remaining investors elected to convert their Bridge Notes into the 2020 Convertible Notes. As of December 31, 2020, none of the Bridge Notes remained outstanding.

In connection with the promissory notes, the Company issued warrants to purchase Common Stock in an amount equal to the number of shares obtained by calculating 50% of each lender's initial principal amount and dividing by $19.58. The exercise price of the warrants is $19.58 per share.

Ownership

At this time, the Company has only one beneficial equity holder holding greater than 20% of the voting equity of the Company: Liz Oertle.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as **Exhibit A**.

Recent Tax Return Information

We have not yet filed our tax return for the fiscal year ended December 31, 2021 but have applied for an extension.

OPERATIONS

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. The Company maintains substantially all of its cash on deposit with a well-established and widely known bank, which management considers to be financially stable and credit worthy. Deposited cash balances are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000.

Liquidity and Capital Resources

On January 1, 2020, the Company consummated (a) an offering pursuant to Regulation CF and raised $1,069,839, and (b) a private placement of convertible promissory notes for an aggregate principal amount of $248,823. The Company will likely require additional financing in excess of

the proceeds from these two offerings and its revenue from ongoing operations in order to sustain continued investment in growth over the next 18 months.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

MATERIAL CHANGES AND OTHER INFORMATION

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company’s outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

Family members of the Company’s officers and directors have participated as investors in the Quake KISSes, the 2018 Convertible Notes, the 2019 Notes, and the Crowd SAFEs, in each case in arm’s length transactions on the same terms as other unrelated investors. None of such investments represented more than five percent of the aggregate amount of capital raised by the Company in reliance on section 4(a)(6) of the Securities Act.

In January 2021, the Company entered into Common Stock Purchase Agreements with its founder, Elisabeth Polizzi Oertle, and Margaret Bowers Polizzi, a family member of Ms. Oertle, for the purchase of a total of 270,000 shares of the Company's common stock at a price of $15.13 per share. The purchase price per share represents the fair market value of the Common Stock calculated based on the enterprise value of the Company after giving effect to the Reg CF Offering and the 2020 Convertible Notes. The purchase price under the Common Stock Purchase Agreements was paid through a secured promissory note. The transaction was conducted with the assistance of outside counsel and determined by the Company's board of directors to be fair and in the best interests of the Company and its securityholders.

The Company has not conducted any other transactions with related persons since the beginning of the Company's last fiscal year.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Compliance with Ongoing Reporting Requirements

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

EXHIBIT A

Financial Statements

NANNO, INC.
Financial Statements
For the Fiscal Years Ended
December 31, 2021 and 2020

Balance Sheet
(Unaudited)

	December 31, 2021	December 31, 2020
Assets		
Current assets		
Cash	$ 49,313	$ 493,806
Other current assets	11,258	15,511
Total assets	**$ 60,571**	**$ 509,317**
Liabilities and Stockholders' Equity (Deficit)		
Current liabilities		
Accounts payable	$ 5,284	$ 6,547
Accrued liabilities	1,341	17,669
PPP Loan payable	78,877	31,700
Notes payable	0	0
Total current liabilities	$ 98,317	$ 55,916
Commitments and contingencies (Note 7)		
Contingent obligations related to advances made on future issuance of equity instruments	$ 0	$ 0
Convertible notes payable	338,824	338,824
Contingent obligations to issue future equity	1,424,839	1,424,839
Common stock par value of $0.0001 per share; 1,000,000 shares authorized as of December 31, 2019 and 2018; 208,330 shares issued and outstanding as of December 31, 2019 and 2018	21	21
Additional paid-in capital	118,853	118,853
Accumulated deficit	(1,429,658)	(666,839)
Stockholders' equity (deficit)	(490,626)	(762,297)
Total liabilities and stockholders' equity	**$ 60,571**	**$ 509,317**

The accompanying notes are an integral part of these financial statements.

NANNO, INC.
Financial Statements
For the Fiscal Years Ended
December 31, 2021 and 2020

Statements of Operations
(Unaudited)

	Year Ended December 31,	
	2021	**2020**
Revenue	$ 54,658	$ 39,378
Costs and expenses		
Advertising & marketing	71,472	23,831
Background checks	28,134	26,465
Insurance	24,805	17,201
Technology	66,589	36,014
Payment platform fees	9,081	7,941
General and administrative	345,203	690,223
Total costs and expenses	545,284	801,675
Net operating loss	$ (490,626)	$ (762,297)

The accompanying notes are an integral part of these consolidated financial statements.

NANNO, INC.
Financial Statements
For the Fiscal Years Ended
December 31, 2021 and 2020

Statements of Stockholders' Equity
(Unaudited)

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
Balances – Dec. 31, 2018	208,330	$ 21.00	$ 118,853	$ (371,503)	$ (252,629)
Net loss	-	-	-	$ (295,336)	$ (295,336)
Balances – Dec. 31, 2019	208,330	$ 21.00	$ 118,853	$ (666,839)	$ (547,965)
Net loss	-	-	-	$ (762,297)	$ (762,297)
Balances – Dec. 31, 2020	208,330	$ 21.00	$ 118,853	$(1,429,136)	$(1,310,262)
Net loss	-	-	-	$(490,626)	$(490,626)
Balances – Dec. 31, 2021	208,330	$ 21.00	$ 118,853	$(1,919,762)	$(1,800,888)

NANNO, INC.
Financial Statements
For the Fiscal Years Ended
December 31, 2021 and 2020

Statements of Cash Flows
(Unaudited)

	Year Ended December 31,	
	2021	2020
Cash flows from operations		
Net loss	$ (490,626)	$ (762,297)
Adjustments to reconcile net loss to net cash used in operating activities		
Changes in operating assets and liabilities		
Prepaid expenses	(4,254)	(9,875)
Accounts payable	6,478	6,546
Note payable	(0)	(47,450)
Paycheck Protection Program Loan Payable	47,177	31,700
Accrued and other liabilities	4,035	17,670
Net cash used in operating activities	40,918	(763,706)
Cash flows from investing activities		
Cash paid for intangible assets	0	0
Net cash provided from investing activities	0	0
Cash flows from financing activities		
Proceeds from the issuance of common stock	0	0
Proceeds from the issuance of KISSes	0	0
Proceeds from the issuance of SAFEs	0	858,180
Proceeds from the issuance of convertible notes	0	248,824
Proceeds advanced on future issuance of equity instruments	0	0
Net cash provided from financing activities	0	1,107,004
Net increase (decrease) in cash and cash equivalents	$(449,707.75)	$ 343,298
Cash and cash equivalents		
Beginning of year	$ 499,021	$ 150,508
End of year	$ 49,313	$ 493,806

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – NATURE OF OPERATIONS

Nanno, Inc. ("Nanno" or the "Company") was originally formed as a Colorado corporation on May 6, 2016. The Company was converted to a Delaware corporation on July 27, 2017 (the "Conversion"). The Company's headquarters are in Denver, Colorado.

Nanno is an on-demand childcare platform and application. We connect busy parents with high-quality, fully vetted sitters and nannies through a true on-demand marketplace application. Parents and sitters can use Nanno via our iOS app, our Android app, or our platform-agnostic web app.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with dependence on key personnel, costs of services provided by third parties, and the need to obtain additional financing.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates.

Significant estimates include the values of capitalized software development costs, intangible assets, and accrued liabilities. It is reasonably possible that changes in estimates will occur in the near term.

Cash and Cash Equivalents

The Company maintains its cash on deposit with a well-established and widely known bank, which management considers to be financially stable and credit worthy. Deposited cash balances are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of the date of these financial statements. The respective carrying value of all financial instruments approximated their fair values. These financial instruments include convertible notes payable, Keep It Simple Securities ("KISSes") and Simple Agreements for Future Equity (SAFEs). Fair values of these items have been determined to approximate their carrying values because the instruments have been outstanding for a very short time, and market circumstances have not changed materially since the instruments were originated.

Revenue Recognition

We recognize revenue in accordance with Accounting Standards Update 2014-09, "Revenue from Contracts with Customers" ("Topic 606"). We derive our revenue principally from service fees paid by our caregiver partners for the use of our platform.

We evaluate the presentation of revenue on a gross versus net basis based on whether we act as a principal by controlling the child care service provided or whether we act as an agent by arranging for third parties to provide the child care service. We facilitate the provision of a child care service by a caregiver to a parent (the caregiver's customer) in order for the caregiver to fulfill their contractual promise to the parent. The caregiver fulfills their promise to provide a child care service to their customer through use of the Nanno platform. While we facilitate setting the price for child care services, the caregivers and parents have the discretion in accepting the transaction price through the platform. We do not control the child care services being provided to the parent nor do we have inventory risk related to the child care services. As a result, we act as an agent in facilitating the ability for a caregiver to provide a transportation service to a parent.

We report revenue on a net basis, reflecting the service fees and commissions owed to us from the caregivers as revenue, and not the gross amount collected from the parent. We made this determination of not being primarily responsible for the services because we do not promise the child care services, do not contract with caregivers to provide child care services on our behalf, do not control whether the caregiver accepts or declines the child care request via the Nanno platform, and do not control the provision of child care services by caregivers to parents at any point in time either before, during, or after, the child care engagement.

Income Taxes

The Company applies ASC 740 "Income Taxes" ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities. As of the balance sheet date, the Company has established a full reserve against all deferred tax assets.

NOTE 3 – CASH

Substantially all of the Company's cash is held in a large, widely recognized bank which is insured by the FDIC and which management considers financially stable and reliable. Cash balances were $49,313 and $493,806 as of December 31, 2021 and 2020, respectively.

NOTE 4 – OTHER CURRENT ASSETS

Other current assets consist of prepaid insurance premiums and prepaid technology subscriptions billed annually.

NOTE 5 – ACCRUED LIABILITIES

Paycheck Protection Program Loan Payable

On April 14, 2020, we received loan proceeds of $31,700 (the "PPP Loan") under the Paycheck Protection Program ("PPP"). The PPP, established as part of the CARES Act, provided for loans to qualifying companies in amounts up to 2.5 times their average monthly payroll expenses. The Note has a two-year term and bears interest at the rate of 1.0% per annum. No payments of principal or interest are due during the 10-month period beginning on the date of the Note (the "Deferral Period").

Under the terms of the CARES Act, the principal and accrued interest under the Note is forgivable after 24 weeks if we use the PPP Loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and otherwise comply with PPP requirements. We must repay any unforgiven principal amount of the Note, with interest, on a monthly basis following the Deferral Period. We intend to pursue forgiveness, although actions taken by us in connection with our previously disclosed restructuring or otherwise could cause some or all of the PPP Loan to be ineligible for forgiveness.

Accrued Liabilities

Accrued liabilities as of December 31, 2020 consisted primarily of interest accrued under the 2018 Convertible Notes and the 2020 Convertible Notes (described below).

NOTE 6 – CONVERTIBLE NOTES PAYABLE

2018 Convertible Notes

In 2018, the Company raised $90,000 in exchange for several convertible notes payable (collectively, the "2018 Convertible Notes"). The 2018 Convertible Notes accrue interest at 10% per annum. Principal and interest under the 2018 Convertible Notes are convertible into Common Stock, at the option of the holders of the Notes, at a 20% discount, or are automatically convertible into Preferred Stock upon a Qualified Financing. Since the Regulation CF Offering did not constitute a Qualified Financing under the terms of the Convertible Notes, the Convertible Notes remain outstanding.

As of December 31, 2021, approximately $32,301.37 of interest had accrued under the Notes.

2020 Convertible Notes

On January 1, 2020, the Company issued $248,823 in convertible notes (collectively, the "2020 Convertible Notes"), including $23,823 representing the principal and accrued interest of the Bridge Notes that were converted into 2020 Convertible Notes at the election of the holders. The 2020 Notes accrue interest at 4% per annum. Principal and interest under the 2020 Notes are convertible in connection with a Qualified Financing into, and on the same terms as, the capital stock issued in connection with such Qualified Financing at a conversion price equal to the lesser of 80% of the price per share for the capital stock sold in the applicable Qualified Financing or (ii) the price per share derived by dividing $9,000,000 by the fully diluted number of shares of capital stock of the Company

outstanding immediately prior to such Qualified Financing (as applicable, the "Conversion Price"). As the conversion and the resulting effect of the discount or valuation cap on the price per share is not calculable until a Qualified Financing event occurs, there is currently no amount recorded related to the effect of the discount or valuation cap.

As of December 31, 2021, approximately $19,905.88 of interest had accrued under the Notes.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

Contingent obligations to issue future equity

On January 1, 2020, the Company issued $1,069,839 in Simple Agreements for Future Equity (the "Crowd SAFEs"), through a crowdfunding financing transaction under Regulation Crowdfunding of the Securities Act of 1933 (the "Regulation CF Transaction"). The Regulation CF Transaction was conducted through OpenDeal Portal LLC (the "Intermediary"). The Intermediary received 6% of the proceeds of the Regulation CF Transaction in cash and a Crowd SAFE for an additional 2% of the total amount raised in the transaction (the "Intermediary Fee"). Net of the Intermediary Fee and other associated fees, the Company received $975,339 in proceeds from the offering, $211,659 of which was advanced in October 2019 and reflected on the balance sheet under contingent obligations related to advances made on future issuance of equity instruments.

The Crowd SAFEs are convertible, at the Company's option, on the completion of any Qualified Financing consummated subsequent to the issuance of the Crowd SAFEs, into a series of capital stock identical in all respects to the shares of capital stock issued in the relevant Qualified Financing (the "CF Shadow Series"), except that the holders of such CF Shadow Series will have no voting rights, information or inspection rights (except with respect to such rights deemed not waivable by laws). In the event of such a conversion, the conversion price will be equal to the lesser of (i) 90% of the price per share for the capital stock sold in the applicable Qualified Financing or (ii) the price per share derived by dividing $9,000,000 by the fully diluted number of shares of capital stock of the Company outstanding immediately prior to such Qualified Financing (as applicable, the "Conversion Price").

In the event the Crowd SAFEs are still outstanding on the date of an IPO or change of control, holders of the Crowd SAFEs will receive the same consideration such investor would have received as a holder of shares of common stock (if the liquidity event occurs prior to any Qualified Financing) or the same consideration such investor would have received as a holder of the capital stock issued in the last Qualified Financing prior to such liquidity event, in either case calculated based on the applicable Conversion Price. As the conversion and the resulting effect of the discount or valuation cap on the price per share is not calculable until a Qualified Financing event occurs, there is currently no amount recorded related to the effect of the discount or valuation cap.

In 2017 and 2018, under the Section 4(a)(2) exemption under the Securities Act, the Company issued four Keep It Simple Securities ("Quake KISSes") in exchange for $295,000 cash financing.

Under the Quake KISSes, the funds contributed by the investors will convert to shares of preferred stock in a priced preferred stock financing round, at a conversion price per share equal to the lesser of the price per share of the newly issued preferred stock multiplied by 80%; or $3,000,000, divided by the number of shares and potential shares of Common Stock, on a fully diluted basis, outstanding immediately prior to the preferred stock financing.

On June 20, 2019, under the Section 4(a)(2) exemption under the Securities Act, the Company issued a Keep It Simple Security to 500 Startups V, L.P., a Delaware limited partnership ("500 Startups") in the amount of $150,000 (the "KISS-A" and together with the Quake KISSes, the "KISSes"). The KISS-A converts upon the occurrence of various events, including upon an offering of capital stock in which the Company receives gross proceeds of at least $1,000,000 (excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale) into the Company's capital stock in an amount equal to 6% of the Company's fully diluted capitalization

immediately following the next equity financing, or following a corporate transaction; however, upon a corporate transaction, the Company may elect to pay holder an amount equal to 2 times the Purchase Price. Additionally, the 18 months from the date of issuance, the holder may elect that the KISS-A be converted into a number of conversion shares equal to 6% of the fully diluted capitalization of the Company immediately following the conversion. The KISS-A has not been electively converted and may limit, dilute or qualify future equity offerings as a result of certain purchase rights granted to 500 Startups. In addition, 500 Startups is entitled to information rights, right of first offer, participation rights in the next equity financing and observer rights to attend all meetings the Company's board. The proceeds from this offering were used for general working capital and marketing expenses.

As of the date of these financial statements, there has not been any priced preferred stock round of financing that would trigger a conversion of the KISS funds to preferred stock.

The Company has accounted for its KISS investments as liability derivatives under the Financial Accounting Standards Board's ("FASB's") Accounting Standards Classification ("ASC") section 815-40 and ASC section 815-10. If any changes in the fair value of the KISSes occur, the Company will record such changes through earnings, under the guidance prescribed by ASC 825-10. As the conversion and the resulting effect of the discount on the price per share is not calculable until a priced preferred stock round of financing occurs, there is currently no amount recorded related to the discount or valuation cap of the KISSes.

Litigation

The Company is not currently involved with, and does not know of any, pending or threatened litigation against the Company or any of its officers.

NOTE 8 – STOCKHOLDERS' EQUITY

Common Stock

The Company is authorized to issue 1,000,000 shares of Common Stock. As of December 31, 2021, 488,313 shares of Common Stock are issued and outstanding. Of this amount, 349,000, or approximately 71%, is held by the Company's CEO and cofounder, who remains active in the daily management of the Company.

Since inception, the Company has granted options to purchase 21,650 shares of Common Stock. These options have exercise prices equal to between $3.92 and $21.99 and terms of 10 years. To date, no options have been exercised.

Additional Paid-In Capital

Additional Paid-In Capital as of December 31, 2021 and 2020 consists primarily of cash contributed by the cofounders.

NOTE 9 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2016 and incurred a loss for the period from Inception through December 31, 2021. The Company's ability to continue is dependent upon management's ability to raise additional funds, capital contributions from the founder and the ability to achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 10 – SUBSEQUENT EVENTS

On February 1, 2022, the Company entered into that certain Asset Purchase Agreement by and between the Company and Call Emmy, Inc. ("Call Emmy"), pursuant to which the Company agreed to transfer certain of its

assets to Call Emmy in exchange for an equity interest in Call Emmy. The transaction is expected to be completed in May 2022.

CERTIFICATION

I, Elisabeth Polizzi Oertle, CEO of Nanno, Inc., certify that:

(1) the financial statements of Nanno, Inc. included in this Form C-AR are true and complete in all material respects; and
(2) the tax return information of Nanno, Inc. included in this Form C-AR reflects accurately the information reported on the tax return for Nanno, Inc. filed for the fiscal year ended December 31, 2021.

Dated: April 29, 2022

/s/ Elisabeth Polizzi Oertle
Elisabeth Polizzi Oertle
Chief Executive Officer